                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF NOVEMBER, 2000

                                   ENODIS PLC

                     Washington House, 40-41 Conduit Street
                         London W1S 2BF, United Kingdom
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F:  X            Form 40-F:
                    ---                      ---


         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes:                    No:  X
              ----                      ----

         On November 21, 2000, the Registrant distributed the following press release.

FOR IMMEDIATE RELEASE

                                           Contact:      Andrew Allner
                                                         Enodis plc
                                                         011-44-207-312-2500
                                                            - or -
                                                         Jim Prout
                                                         Taylor Rafferty
                                                         212-889-4350

ENODIS REPORTS STRONG GROWTH HAVING TRANSFORMED INTO THE WORLD'S
LEADING FOOD EQUIPMENT SOLUTIONS PROVIDER

London -- November 21, 2000 -- Enodis plc (NYSE: ENO), the world's leading food equipment solutions provider, announced preliminary results for the 52 weeks ended September 30, 2000.

     o     Financial Highlights
           o     Sales up 56% to(pound)1,180 million ($1,746.4 million)*
           o Profit before tax, goodwill amortization, and operating exceptional items up 40% to(pound)105.2 million
                 ($155.7 million)
           o     Underlying operating profit growth in:
                 -  Food equipment up 8%
                 -  Building and consumer products up 13%
           o     Adjusted diluted earnings per share up 18% to 35.0p
           o Free cash flow before dividends up 80% to(pound)89.5 million ($132.5 million)
           o     Dividend up 10% to 13.75p

     o   Successful completion of Scotsman integration

     o   Cross selling activities accelerating

     o   European Technology Center to be built in the UK

     o   New world-wide customer focused organization in place

Peter Brooks, Chairman, said:
"These results show another year of major progress both in earnings growth and cash flow. Strategically, we have further strengthened the Group's position as the world leader in Food Equipment as we progress from leading manufacturer to solutions provider under the Enodis unifying brand name. While the short term outlook in North America is for slow growth, we are confident that the strategic actions we have taken and are pursuing will create significant value for shareholders."

David Williams, CEO, said:
"The year reflects the hard work of all 'old' and 'new' employees putting together this exciting and developing business. The results reflect their expertise and endeavors in supporting our customers."

*Dollar conversions are provided at reader's convenience only at the September 29, 2000 closing exchange rate of (pound)1=$1.48.

FINANCIAL OVERVIEW

INTRODUCTION

The Group's results for the 52 weeks ended September 30, 2000 show major improvements in all-important indicators. The financial performance reflects the first full year contribution from the acquisition of Scotsman, which approximately doubled the size of the Food Equipment business, together with strong operating profit growth from existing businesses. The results continue to demonstrate the strong operating cash flow generation of the Group's activities, and the balance sheet has been transformed by the conversion of the CULS and corresponding strengthening of the Group's capital structure.

PROFIT AND LOSS ACCOUNT

Group turnover increased 56% to (pound)1,180 million ($1,746.4 million). This increase comprised 50% relating to the acquisition of Scotsman, 2% to foreign exchange rate movement and 4% to underlying organic growth.

Profit before interest, tax, goodwill amortization and prior year operating exceptional items increased by 61% to (pound)142.7 million ($211.2 million). This increase comprised 38% relating to the acquisition of Scotsman, 4% to foreign exchange rate movements and 19% to underlying organic growth.

Profit before tax, prior year operating exceptional items and goodwill amortization rose 40% to (pound)105.2 million ($155.7 million).

Profit before tax up 26% to (pound)83.8 million ($124.0 million).

Changes in the geographic spread of profits led to an increase of (pound)8.3 million in the tax charge to (pound)14.2 million although the effective rate before goodwill amortization of 13.5% reflects the continued benefit of tax losses in the US and UK.

Adjusted diluted earnings per share were 35.0p up 18%.

FINANCING

Management continues to exercise tight control over working capital. Operating cash flow increased 92% to (pound)137.2 million ($203.1 million). This was after capital expenditure of (pound)32.1 million.

Free cash flow, before dividends but after payment of interest and tax, increased by 80% to (pound)89.5 million ($132.5 million). As a result of foreign exchange differences on translation of predominantly dollar denominated hedging loans ((pound)42.3 million) and acquisition related expenditure of (pound)48.2 million, we ended the year with reduced net debt of (pound)434.2 million, compared to (pound)498.7 million (including Convertible Unsecured Loan Stock - "CULS") at the beginning of the period.

The interest charge for the year was covered 3.8 times (1999: 6.2 times) by profit before interest, tax and goodwill amortization due to the increased level of debt to fund the Scotsman acquisition. During the period substantially all the remaining (pound)94.4 million of CULS were converted into ordinary shares strengthening the balance sheet and giving additional financial flexibility to take advantage of growth opportunities.

DIVIDEND

The Board recommends a final dividend of 9.35 p (net) per ordinary share (1999:
8.5p net) which together with the interim dividend provides a 10% increase for the year. Subject to shareholder approval, the final dividend will be paid on January 31, 2001 to shareholders on the register as at January 19, 2001.

This increase reflects the Board's confidence in the Group's strategy and underlying growth prospects.

US LISTING

On July 12, 2000, Enodis successfully listed on the New York Stock Exchange under the ticker Symbol ENO. The listing raises the group's visibility in the USA and enables us to promote share ownership in the group to investors who are unable or unwilling to purchase shares directly in the UK. We are launching a company stockholding plan to enable our North American employees to benefit from the development of the Company.

The US listing requires us to prepare financial statements under US GAAP. The principal differences relate to the treatment of goodwill, pension costs and deferred tax. Pre tax income under US GAAP is (pound)66.5 million ($98.4 million) (1999: (pound)56.5 million); net income after tax under US GAAP is (pound)25.3 million ($37.4 million) (1999: (pound)27.3 million).

FOOD EQUIPMENT

The Food Equipment division offers the broadest range of products in the industry comprising, in North America and Europe, the cooking, warming and food preparation equipment businesses and, principally through the Scotsman companies, commercial refrigeration products including ice machines, beverage systems, display cabinets and storage units. This range of products is supplied world-wide to quick serve and full service restaurants, hotels, institutional customers, supermarkets, convenience stores and drinks manufacturers.

The world market for Food Equipment is now estimated to be worth some US$25 billion and has grown historically at around 2% to 3% per annum. Trends currently indicate a slight slowing from this rate particularly in North American retail and global beverage markets where there has been some slow down in major customers' capital expenditure programs. Overall, the Service Equipment market maintains its steady growth trend.

Our strategy is to move towards being a solutions provider supplying a broad product offering to our customers. In addition we are building a new European Technology Center to develop system solutions for leading customers in the region. This will mirror the very successful North American technology center in Tampa, Florida, which has been at the forefront of our new product development programs and develops integrated customer solutions. In addition we have created a new organization structure focused on four customer segments; chain restaurants, food retail, dealer/specifiers and beverage & ice. In future we will reflect this structure in our financial reporting. However, in order to facilitate comparisons following the major Scotsman acquisition, we summarize the performance of the two businesses separately below.

WELBILT

Turnover of Welbilt increased 7% to (pound)457.5 million ($677.1 million). Like for like growth (which excludes the effects of exchange rate movement, acquisitions and adjusting for the effect of there being 53 weeks in 1999) was 3%.

Operating profit increased 10% to (pound)61.7 million ($91.3 million) (5% like for like) reflecting top line growth and operating efficiency savings. Operating margins increased from 13.1% to 13.4%, continuing previous improvements in this area.

We estimate that the US market grew by 1-2 % during the period under review but that the market in the rest of the world grew more robustly driven by recovery in Asia (leading to increased sales from the US) and a stronger European economy. This growth has been achieved in the absence of significant rollouts by any major Quick Serve Restaurant (QSR) chain in the US.

Because of our spread of operations in Europe and the rest of the world, we are less dependent solely on the North American market.

SCOTSMAN

Acquired in August 1999, Scotsman's extensive range of commercial refrigeration products complements the cooking and warming offering of Welbilt extremely well. Prior to acquisition, the business had reported disappointing results with declining trends in both sales and profit. Our priority was to stabilize the situation while moving quickly to improve profitability and to pursue revenue growth opportunities through a combined approach with Welbilt to key accounts. On a like for like basis, sales for the year decreased 3% to (pound)427.0 million ($632 million) compared to the prior year; however, underlying operating profit increased 13% to (pound)44.5 million ($65.9 million), with margins improving 1.5% to 10.4%.

As discussed at the time of the acquisition, the supermarket refrigeration display segment, particularly in Australia, has seen a marked slow down. Furthermore, the US retail operations were impacted by a store closure program at a major account in the second half of the year. Year on year comparisons are adversely impacted by a one-time industry refurbishment program in the prior year.

The beverage business was sluggish as the result of the continued reduced capital spending by some major carbonated soft drinks companies. In the UK, uncertainty caused by merger activities in the brewing industry delayed orders.

While these factors restrained our ability to grow revenue, we gained market share in our world leading icemachine business and improved performance at our reach-in-chiller business.

Against this backdrop, we maintained tight control on operating expenditure. We successfully closed four Scotsman factories and the corporate office and announced the closure of a further two facilities in the second half. In addition, exploitation of the combined purchasing power of the enlarged Enodis Food Equipment groups has led to combined savings in ongoing operating costs of (pound)10 million per annum.

ACQUISITIONS

We have successfully completed three in-fill acquisitions to further broaden our product offering to our customers.

In June we acquired Merrychef for (pound)16.9 million. This enhances our product capacity by bringing in new microwave technology, which we intend to apply both within Europe and the US.

In January we acquired the 67% of Total Cellar Systems we did not already own for (pound)2.8 million. A drinks dispense service business, TCS allows us to provide a full package of services to our key UK beverage customers.

After the period end, we acquired Jackson in the USA for $35 million. This is a dishwashing machine manufacturer, which enhances our ability to provide a full equipment offering to our kitchen customers.

BUILDING AND CONSUMER PRODUCTS

Magnet manufactures and sells kitchen and bedroom furniture, timber and PVCu joinery to both retail and trade customers principally in the United Kingdom. It also distributes bathroom products, mainly under the CP Hart brand.

The general market background for Magnet products has been fairly favorable in the year but began to display signs of slow down in the second half as shown by the key drivers of volume housing transactions and new housing starts. The lead indicator of housing transactions showed an increase of 6.8% in the year with a weakening in the last quarter. New housing starts were substantially flat during the year.

Magnet's total sales increased by 4% to (pound)276 million ($408.5 million) and operating profit grew by 10% (13% on a like for like basis) to (pound)25.3 million ($37.4 million). This resulted in an operating margin of 9.2%, an increase of 0.6 percentage points compared with the prior year and achieving the target set in our 1997 Magnet recovery plan.

We estimate that the kitchen, bedroom and bathroom market grew by 3% during the 12 months to September 2000. Magnet continued to outperform the market as sales increased by 11.5% over the prior year. Average order values maintained their upward trend with an improvement of 9.7%. Sales reflected the boost in consumer confidence around the millennium. In addition our strategy to provide higher quality products with high design content and accessorisation to customers has been successful.

In the joinery segment market conditions remain competitive with oversupply in both manufacturing and merchant channels and increased penetration of product from low cost overseas suppliers. Despite this we were able to decrease the rate of decline in sales to 3.5% from 8%. We withdrew from the non-profit making Direct Selling PVCu joinery business and as a result sales declined by 6.5% in the second half.

In summary, we have positioned Magnet such that it continues to grow both sales and profitability. Many growth opportunities still remain, which together with the ongoing efficiency gains and cost reductions across the entire business should lead to further profit increases.

PROPERTY

The results for the period include sales and profits of (pound)19.9 million and (pound)11.3 million respectively from the ongoing wind down of our property trading division. During the year we recorded the sale for (pound)12.7 million of the first tranche of land at Felsted, Essex. As previously indicated we continue to seek ways to maximize the value of the remaining land at this site to ensure further contributions over the next few years. Essentially all other material development property assets have now been sold.

FOOD EQUIPMENT TRANSFORMATION

The year has seen continuous progress in the creation of the world-leading, customer focused, engineered solutions business. The Strategic Review conducted at the end of last year and finalized in the first months of 2000 further developed the concepts of a customer focused organization structure.

Last year we began to evolve our North American operating units into a customer focused rather than a product focused organization. We have deepened our understanding of our customers and developed a global structure which puts all our assets and resources together to provide products and solutions for our targeted customer groups.

We have created profit responsible groups, who are driven to meet customer needs in; chain restaurants, retail outlets, dealer/specifier customers, beverage/ice outlets. This will be the basis of our performance reporting going forward. Importantly we have also configured our manufacturing operations into groups where technology, component manufacture and customer fulfillment processes are common and can therefore transfer best practice, rationalize capacity and optimize investment. All these initiatives are being underpinned by investment in our information technology and systems.

The performance and motivation of our people are critical in achieving the stretching targets we have set for the Group and we have introduced common goals for our senior managers focused on the performance of the Group. This, combined with an extensive internal communication program, will encourage the development of the drive and momentum required to grow the business. In addition we have brought in new management into the business to complement existing skills in our retail and beverage groups.

The announcement of the construction of a new technical development center in the UK to support system designs for our European customers, together with new manufacturing facilities for our growing German and UK businesses will underpin our drive for organic growth.

Further consolidation will occur in our industry and we are positioning the business to take advantage of this in the year to come. Product range in-filling and enhanced market positions in Europe and Asia remain our prime objectives.

BOARD CHANGES

Since we published our interim accounts, the Board has been strengthened by the appointments of Robert Briggs as a non-executive director on August 15, 2000 and Andrew Allner as Chief Financial Officer on October 30, 2000. Robert Briggs brings with him considerable experience of the food Director of several leading UK public companies.

Penny Hughes has indicated that she wishes to retire from the Board at the conclusion of the Annual General Meeting on January 17, 2001. She has been a director since March 1996 and we will miss her contributions to the Board's deliberations.

OUTLOOK

The results for the period show continued major progress for the Group. Market conditions in the second half were not as favorable as in the first half and current conditions indicate a slowing down particularly in North American retail and global beverage markets. Nevertheless as we continue to focus on the strategic initiatives of new product development, new market development and ongoing cost improvements we believe our businesses are well positioned to grow market share and deliver further growth. With the integration of our Food Equipment business under its new customer focused organization we will continue to enhance shareholder value from our strategy of being the most efficient producer having the broadest product offer and being the solution provider of choice.

P M Brooks
November 21, 2000

Copies of this announcement are available upon request to the Secretary, Enodis plc, Washington House, 40/41 Conduit Street, London W1S 2BF. The announcement can also be accessed from the Company's website at WWW.ENODIS.COM.

Enodis is the global leader in commercial food equipment and food equipment solutions. Through its principal businesses, Enodis has a wide product offering and the global reach to provide solutions to its increasingly international customers. Enodis' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to four ordinary shares, trade on the New York Stock Exchange under the symbol ENO. Additional information on Enodis can be accessed on the Company's home page: HTTP://WWW.ENODIS.COM.

THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS" THAT REPRESENT OUR EXPECTATIONS OR BELIEFS REGARDING FUTURE EVENTS, BASED ON CURRENTLY AVAILABLE INFORMATION, INCLUDING STATEMENTS CONCERNING OUR ANTICIPATED GROWTH, PERFORMANCE AND PLANS. THESE STATEMENTS BY THEIR NATURE INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND OUR CONTROL. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS DUE TO A VARIETY OF IMPORTANT FACTORS. FACTORS THAT COULD CAUSE OUR RESULTS TO DIFFER MATERIALLY FROM OUR EXPECTATIONS INCLUDE: RESTRICTIONS AND COVENANTS IN OUR LOAN AGREEMENTS; LIMITATIONS ON OUR ABILITY TO MAKE FURTHER ACQUISITIONS; SUSCEPTIBILITY TO REGIONAL ECONOMIC DOWNTURNS; CURRENCY FLUCTUATIONS AND OTHER RISKS RELATED TO OUR U.K., U.S. AND FOREIGN OPERATIONS; AND KEEN COMPETITION IN OUR FRAGMENTED AND CONSOLIDATING INDUSTRY, ALL MORE FULLY DESCRIBED UNDER "RISK FACTORS" IN OUR REGISTRATION STATEMENT ON FORM 20-F FILED WITH THE SEC.

GROUP PROFIT AND LOSS ACCOUNT

                                                                                             52 WEEKS TO         53 weeks to
                                                                                           SEPTEMBER 30,          October 2,
                                                                                                    2000                1999
                                                                Notes                           (Pound)m            (pound)m
----------------------------------------------------------------------------------------------------------------------------
TURNOVER                                                        1
Principal businesses                                                                             1,160.2               755.3
Property                                                                                            19.9                 1.0
----------------------------------------------------------------------------------------------------------------------------
Continuing operations                                                                            1,180.1               756.3
Operating costs                                                                                 (1,061.8)             (680.4)
----------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                1
Principal businesses before goodwill amortization                                                  131.4                78.4
Amortization of goodwill                                                                           (21.4)               (2.7)
                                                                                 -------------------------------------------
Principal businesses after goodwill amortization                                                   110.0                75.7
Property                                                                                             8.3                 0.2
----------------------------------------------------------------------------------------------------------------------------
Continuing operations                                                                              118.3                75.9
Profit on disposal of property fixed assets                                                          3.0                 4.1
----------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST AND
TAXATION                                                                                           121.3                80.0
Net interest payable and similar charges                                                           (37.5)              (13.3)
----------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                                                       83.8                66.7
----------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE TAXATION, GOODWILL AMORTIZATION AND
OPERATING EXCEPTIONAL ITEMS                                                                        105.2                75.4
----------------------------------------------------------------------------------------------------------------------------
Tax on profit on ordinary activities                            2                                  (14.2)               (5.9)
----------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION                                                        69.6                60.8
Equity minority interests                                                                           (0.3)                 --
----------------------------------------------------------------------------------------------------------------------------
PROFIT FOR THE PERIOD                                                                               69.3                60.8
Equity dividends                                                3                                  (33.9)              (24.1)
----------------------------------------------------------------------------------------------------------------------------
TRANSFER TO RESERVES                                                                                35.4                36.7
----------------------------------------------------------------------------------------------------------------------------

                                                                                             52 WEEKS TO         53 weeks to
                                                                                           SEPTEMBER 30,          October 2,
                                                                                                    2000                1999
                                                               Notes                               PENCE               Pence
----------------------------------------------------------------------------------------------------------------------------
Earnings per share
Basic                                                          4                                    29.6                38.7
Adjusted basic                                                                                      37.4                41.6
Diluted                                                                                             27.7                27.7
Adjusted diluted                                                                                    35.0                29.6
----------------------------------------------------------------------------------------------------------------------------

Statement of total recognized gains and losses
----------------------------------------------

                                                                                             52 WEEKS TO         53 weeks to
                                                                                           SEPTEMBER 30,          October 2,
                                                                                                    2000                1999
                                                                                                (Pound)m            (pound)m
----------------------------------------------------------------------------------------------------------------------------
Profit for the period                                                                               69.3                60.8
Currency translation differences on foreign currency
net investments                                                                                      1.3                 1.1
----------------------------------------------------------------------------------------------------------------------------
Total recognized gains and losses in the period                                                     70.6                61.9
----------------------------------------------------------------------------------------------------------------------------

GROUP BALANCE SHEET

                                                                                                   GROUP               Group
                                                                                           SEPTEMBER 30,          October 2,
                                                                                                    2000                1999
                                                                Notes                           (Pound)m            (pound)m
----------------------------------------------------------------------------------------------------------------------------
FIXED ASSETS
------------
Intangible assets: goodwill                                                                        412.7               371.0
Tangible assets                                                                                    171.8               158.7
Investments                                                                                          7.2                 7.6
----------------------------------------------------------------------------------------------------------------------------
                                                                                                   591.7               537.3
----------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
--------------
Stocks                                                                                             153.1               146.3
Debtors                                                                                            221.1               210.8
Cash at bank and in hand                                                                            28.5                26.7
----------------------------------------------------------------------------------------------------------------------------
                                                                                                   402.7               383.8
----------------------------------------------------------------------------------------------------------------------------
CREDITORS FALLING DUE WITHIN ONE YEAR
-------------------------------------
Borrowings                                                                                         (90.4)              (78.2)
Other creditors                                                                                   (276.9)             (280.0)
                                                                                                  (367.3)             (358.2)
----------------------------------------------------------------------------------------------------------------------------
NET CURRENT ASSETS/(LIABILITIES)                                                                    35.4                25.6
----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                           1                                  627.1               562.9
-------------------------------------
----------------------------------------------------------------------------------------------------------------------------
FINANCED BY:
CREDITORS FALLING DUE AFTER MORE THAN ONE YEAR

Convertible debt                                                                                      --                94.4
Other creditors                                                                                    366.6               344.6
----------------------------------------------------------------------------------------------------------------------------
                                                                                                   366.6               439.0
----------------------------------------------------------------------------------------------------------------------------
PROVISIONS FOR LIABILITIES AND CHARGES                                                              45.6                38.0
--------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                                                   412.2               477.0
----------------------------------------------------------------------------------------------------------------------------
CAPITAL AND RESERVES
--------------------
Called up share capital                                                                            125.0               105.8
Share premium account                                                                              238.9               165.9
Profit and loss account                                                                           (150.1)             (186.8)

----------------------------------------------------------------------------------------------------------------------------
EQUITY SHAREHOLDERS' FUNDS                                                                         213.8                84.9
--------------------------
----------------------------------------------------------------------------------------------------------------------------
Equity minority interests                                                                            1.1                 1.0
----------------------------------------------------------------------------------------------------------------------------
                                                                                                   627.1               562.9

GROUP CASH FLOW STATEMENT

                                                                                             52 WEEKS TO         53 weeks to
                                                                                            SEPTEMBER 30           October 2
                                                                                                    2000                1999
                                                                  Notes                         (Pound)m            (pound)m
----------------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                         a                                160.5                88.3
----------------------------------------------------------------------------------------------------------------------------
RETURN ON INVESTMENTS AND SERVICING OF FINANCE
----------------------------------------------
Interest paid                                                                                      (37.5)              (13.4)
----------------------------------------------------------------------------------------------------------------------------

TAXATION
--------
Overseas and UK tax paid                                                                           (10.2)               (8.3)
----------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
--------------------------------------------
Payments to acquire tangible fixed assets                                                          (32.1)              (32.5)
Receipts from sale of tangible fixed assets                                                          8.2                16.2
Proceeds from sale of /(payments to acquire) fixed asset                                             0.6                (0.6)
investments
----------------------------------------------------------------------------------------------------------------------------
                                                                                                   (23.3)              (16.9)
----------------------------------------------------------------------------------------------------------------------------
ACQUISITIONS AND DISPOSALS
--------------------------
Purchase of subsidiary undertakings and minority                                                   (47.8)             (240.2)
interests
Net debt acquired with subsidiary undertakings                                                        --                 9.5
Investment in joint venture                                                                         (0.4)               (2.3)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                   (48.2)             (233.0)
----------------------------------------------------------------------------------------------------------------------------
EQUITY DIVIDENDS PAID                                                                              (28.6)              (15.7)
----------------------------------------------------------------------------------------------------------------------------
CASH INFLOW/(OUTFLOW) BEFORE USE OF LIQUID RESOURCES                                                12.7              (199.0)
----------------------------------------------------
AND FINANCING
-------------
----------------------------------------------------------------------------------------------------------------------------
MANAGEMENT OF LIQUID RESOURCES*
------------------------------
CASH TRANSFERRED FROM TERM DEPOSITS                               d                                  1.0                25.2
-----------------------------------
----------------------------------------------------------------------------------------------------------------------------
FINANCING
---------
ISSUE OF SHARES                                                                                      0.6                 2.7
---------------
REDEMPTION OF CULS                                                                                  (1.1)                 --
------------------
ADDITIONAL NET BORROWINGS                                                                            0.6                15.8
-------------------------
(REPAYMENT OF)/INCREASE IN TERM LOAN                                                               (32.4)              373.8
------------------------------------
DEFERRED FINANCING COSTS                                                                              --                (6.5)
------------------------
NET INCREASE/(DECREASE) IN OTHER LOANS                                                              19.2              (201.7)
--------------------------------------
Capital element of finance lease repayments                                                         (0.7)               (0.7)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                   (13.8)              183.4
----------------------------------------------------------------------------------------------------------------------------
(DECREASE)/INCREASE IN CASH IN THE PERIOD                                                           (0.1)                9.6
-----------------------------------------
----------------------------------------------------------------------------------------------------------------------------

*Enodis Group includes as liquid resources term deposits with maturity less than 90 days.

NOTES TO GROUP CASH FLOW STATEMENT

                                                                                            52 WEEKS TO        53 weeks to
                                                                                          SEPTEMBER 30,         October 2,
                                                                                                   2000               1999
A) RECONCILIATION OF OPERATING PROFIT
TO NET CASH INFLOW FROM OPERATING ACTIVITIES                                                   (Pound)m           (pound)m
----------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                                  118.3               75.9
Scotsman restructuring costs                                                                         --                6.0
Depreciation                                                                                       23.8               18.8
Amortization of goodwill                                                                           21.4                2.7
Gain on sale of fixed assets                                                                       (0.3)              (0.3)
Provisions (net)                                                                                   (4.6)              (0.5)
(Increase)/decrease in stock                                                                       (0.5)               1.1
Decrease/(increase) in debtors                                                                      6.0               (2.8)
Decrease in creditors                                                                              (3.6)             (12.6)
----------------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                                                         160.5               88.3

----------------------------------------------------------------------------------------------------------------------------


                                                                                            52 WEEKS TO        53 weeks to
                                                                                          SEPTEMBER 30,         October 2,
                                                                                                   2000               1999
B) RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT                                     (pound)M           (pound)m
----------------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in net cash in the period                                                      (0.1)               9.6
Cash inflow from decrease in liquid resources                                                        --              (25.2)
Loans and finance leases acquired with subsidiary undertakings                                     (0.8)            (228.2)
Cash outflow from capital element of finance lease payments                                         0.7                0.7
(Increase in)/repayment of other loans                                                            (19.2)             201.7
Repayment/(additional borrowings)                                                                  31.8             (389.6)
Conversion of convertible unsecured loan stock ("CULS") to                                         93.3              136.0
ordinary shares
Cash redemption of CULS                                                                             1.1                 --
Translation difference                                                                            (42.3)              16.2
----------------------------------------------------------------------------------------------------------------------------
Movement in net debt                                                                               64.5             (278.8)
Net debt at start of period                                                                      (498.7)            (219.9)
----------------------------------------------------------------------------------------------------------------------------

NET DEBT AT END OF PERIOD                                                                        (434.2)            (498.7)
----------------------------------------------------------------------------------------------------------------------------

                                                                                          SEPTEMBER 30,          October 2,
                                                                                                   2000                1999
C) RECONCILIATION OF NET DEBT TO BALANCE SHEET                                                 (Pound)m            (pound)m

----------------------------------------------------------------------------------------------------------------------------
Cash at bank and in hand                                                                           28.5                26.7
Current borrowing                                                                                 (90.4)              (78.2)
Exclude current portion of deferred financing costs                                                (1.2)               (1.4)
----------------------------------------------------------------------------------------------------------------------------
Current net debt                                                                                  (63.1)              (52.9)
Long-term lease obligations                                                                        (0.5)               (0.7)
Long-term debt                                                                                   (370.6)             (350.7)
CULS                                                                                                 --               (94.4)
----------------------------------------------------------------------------------------------------------------------------
NET DEBT AT END OF PERIOD                                                                        (434.2)             (498.7)

----------------------------------------------------------------------------------------------------------------------------


D)  ANALYSIS OF MOVEMENT IN NET DEBT

                                                                               Acquisitions      Translation
                                                                               (excluding        adjustments
                                    Cash                                         cash and          (pound)m
                       1999         flow        CULS       Reclassifications    overdrafts)                         2000
                     (pound)m     (pound)m    (pound)m        (pound)m           (pound)m                          (pound)m
----------------------------------------------------------------------------------------------------------------------------
Cash                    25.7          (0.1)         --           1.0                    --                1.9          28.5
Liquid resources         1.0            --          --          (1.0)                   --                 --            --
Borrowings
due within one         (79.6)         31.8          --         (41.5)                 (0.6)              (2.2)        (92.1)
year
CULS                   (94.4)          1.1        93.3            --                    --                 --            --
Term loan             (332.2)           --          --          84.6                    --              (39.7)       (287.3)
Other long-term        (19.2)        (18.5)         --         (43.1)                 (0.2)              (2.3)        (83.3)
debt
----------------------------------------------------------------------------------------------------------------------------
NET (DEBT)/FUNDS      (498.7)         14.3        93.3            --                  (0.8)             (42.3)       (434.2)
----------------

                              NOTES TO THE ACCOUNTS

1. ANALYSES OF TURNOVER, OPERATING PROFIT AND TOTAL ASSETS LESS
   CURRENT LIABILITIES


                                                                                            52 weeks to          53 weeks to
                                                                                          September 30,           October 2,
                                                                                                   2000                 1999
                                                                                               (pound)m             (pound)m
----------------------------------------------------------------------------------------------------------------------------
A) TURNOVER
Food equipment                                                                                    876.8                489.7
Food equipment acquisitions                                                                         7.7                   --
Building and consumer products                                                                    275.7                265.6
Property                                                                                           19.9                  1.0
----------------------------------------------------------------------------------------------------------------------------
Continuing operations                                                                           1,180.1                756.3

----------------------------------------------------------------------------------------------------------------------------

                                                                                            52 weeks to          53 weeks to
                                                                                          September 30,           October 2,
                                                                                                   2000                 1999
                                                                                               (pound)m             (pound)m
----------------------------------------------------------------------------------------------------------------------------
B) OPERATING PROFIT

Food equipment                                                                                    105.5                 61.5
Food equipment acquisitions                                                                         0.6                   --
Food equipment goodwill amortization                                                              (21.4)                (2.7)
Scotsman restructuring costs (exceptional item)                                                      --                 (6.0)
Building and consumer products                                                                     25.3                 22.9
Property                                                                                            8.3                  0.2
----------------------------------------------------------------------------------------------------------------------------
Continuing operations                                                                             118.3                 75.9
----------------------------------------------------------------------------------------------------------------------------

                                                                                          September 30,           October 2,
                                                                                                   2000                 1999
                                                                                               (pound)m             (pound)m
----------------------------------------------------------------------------------------------------------------------------
C) TOTAL ASSETS LESS CURRENT LIABILITIES
Food equipment                                                                                    617.6                547.3
Building and consumer products                                                                     81.3                 73.2
Property                                                                                            9.1                 13.7
Investments                                                                                         4.8                  5.0
Discontinued operations                                                                             0.1                 (1.0)

----------------------------------------------------------------------------------------------------------------------------
                                                                                                  712.9                638.2
Corporate                                                                                         (22.7)               (22.4)
Net debt                                                                                          (63.1)               (52.9)
                                                                              ----------------------------------------------
                                                                                                  627.1                562.9
                                                                              ========================= ====================
----------------------------------------------------------------------------------------------------------------------------

2.       TAX ON PROFIT ON ORDINARY ACTIVITIES
         ------------------------------------

                                                                                            52 WEEKS TO          53 weeks to
                                                                                          SEPTEMBER 30,           October 2,
                                                                                                   2000                 1999
                                                                                               (Pound)m             (pound)m
----------------------------------------------------------------------------------------------------------------------------
The tax charge for the period comprised:
UK taxation at 30% (1999: 30.5%)
- current year                                                                                      0.7                   --
Foreign taxation:
- current year                                                                                     13.5                  5.9
----------------------------------------------------------------------------------------------------------------------------
                                                                                                   14.2                  5.9
----------------------------------------------------------------------------------------------------------------------------



3.       EQUITY DIVIDENDS
         ----------------


                                                                                            52 WEEKS TO          53 weeks to
                                                                                          SEPTEMBER 30,           October 2,
                                                                                                   2000                 1999
                                                                                               (Pound)m             (pound)m
----------------------------------------------------------------------------------------------------------------------------
4.4p net per ordinary share interim paid (1999: 4.0p net)                                          10.8                  6.1
9.35p net per ordinary share final proposed (1999:8.5p                                             23.1                 18.0
net)

----------------------------------------------------------------------------------------------------------------------------
                                                                                                   33.9                 24.1
----------------------------------------------------------------------------------------------------------------------------

4.       EARNINGS PER SHARE
         ------------------

                                                                                        52 WEEKS TO               53 WEEKS TO
                                                                                       30 SEPTEMBER                 2 OCTOBER
                                                                                               2000                      1999
                                                                                           (Pound)m                  (POuNd)m
----------------------------------------------------------------------------------------------------------------------------
Basic earnings (profit on ordinary activities after taxation and
minority interests)                                                                            69.3                 60.8
CULS finance costs                                                                              0.1                 8.4
----------------------------------------------------------------------------------------------------------------------------
Diluted earnings                                                                               69.4                 69.2
----------------------------------------------------------------------------------------------------------------------------
                                                                                                  M                 m
----------------------------------------------------------------------------------------------------------------------------
Basic weighted average number of shares                                                       234.0                 157.1
Dilution effect of:
- employee share options                                                                        1.5                 2.1
- share save options                                                                            0.9                 0.8
- CULS                                                                                         14.3                 89.4
----------------------------------------------------------------------------------------------------------------------------
Diluted weighted average number of shares                                                     250.7                 249.4
----------------------------------------------------------------------------------------------------------------------------
                                                                                              PENCE                 pence
----------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                                       29.6                 38.7
Basic earnings per share on Scotsman restructing costs                                           --                  3.8
Basic earnings per share on goodwill amortization                                               9.1                  1.7
Basic earnings per share on disposal of property fixed assets                                  (1.3)                (2.6)
----------------------------------------------------------------------------------------------------------------------------
Adjusted basic earnings per share                                                              37.4                 41.6
----------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                                     27.7                 27.7
Diluted earnings per share on Scotsman restructuring costs                                       --                  2.4
Diluted earnings per share on goodwill amortization                                             8.5                  1.1
Diluted earnings per share on disposal of property fixed assets                                (1.2)                (1.6)
----------------------------------------------------------------------------------------------------------------------------
Adjusted diluted earnings per share                                                            35.0                 29.6
----------------------------------------------------------------------------------------------------------------------------

Adjusted earnings per share before Scotsman restructuring costs, goodwill amortization and profit on disposal of property fixed assets of (pound)3.0 million (1999 (pound)4.1 million) are disclosed to reflect the underlying performance OF tHe Group.

5.       BASIS OF PREPARATION
         --------------------

The financial information set out above does not constitute the Company's statutory accounts for the 52 weeks ended September 30, 2000 or the 53 weeks ended October 2, 1999. The financial information for the 53 weeks ended October 2, 1999 is derived from the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors reported on those accounts; their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The statutory accounts for the 52 weeks ended September 30, 2000 will be finalized on the basis of the financial information presented by the directors in the preliminary announcement and will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

The financial information set out above has been prepared on the basis of the accounting policies set out in the Group's annual financial statements for the period ended October 2, 1999.

                                      # # #

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ENODIS PLC

November 21, 2000                            By:   /s/ Andrew J. Allner
                                                   ------------------------
                                             Name:  Andrew J. Allner
                                             Title: Chief Financial Officer